DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of:
Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

03032853

October 20, 2003

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 22 2003 WASH. D.C. 187 SEC

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Yours truly,

DAVIS & COMPANY

Per:
Donna L. Ornstein,
Legal Assistant

DO/tzc/Encls.

October 20, 2003

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable

(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	October 6, 2003
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	October 6, 2003
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable

(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	October 6, 2003
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	September 15, 2003
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. **Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the**

Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

October 6, 2003

PRESS RELEASE

GGL DIAMOND CORP. ANNOUNCES CLOSING OF FINANCING - $885,430

Raymond A. Hrkac, President & CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that further to its press release of August 14, 2003, the Company has closed the private placement as to 1,967,623 common shares at $0.45 per share for gross proceeds of $885,430. These shares have a four month hold period until February 7, 2004. The net subscription proceeds will be used by the Company to provide funds to carry out exploration programs on the Company's CH Project. The Company paid a cash finders fee of $70,834.40 (8% of the gross subscription proceeds) with respect to this financing.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 6, 2003 of 1,967,623 common shares of GGL Diamond Corp. at a price of $0.45 per share, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 6th day of October, 2003.

GGL Diamond Corp.

By: *"Nick DeMare"*
Director

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: **GGL DIAMOND CORP.** (the "Issuer").

   Trading Symbol: **GGL**.

2. Date Price Reservation Form Filed: N/A.

   Date of News Release announcing Private Placement: **August 14, 2003**.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes **X** No ☐
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No **X**

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No **X**

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: **$885,430**

5. Proposed use of proceeds:

   Exploration programs on the Company's properties and for working capital.

6. (a) Description of shares to be issued:

(i) Class: **Common** ______.

(ii) Number: **1,967,623** ______.

(iii) Price per security: **$0.45** ______.

(b) Description of Warrants to be issued: **N/A**

(i) Number of Warrants: ______.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______.

(iii) Exercise price of Warrants: Year 1: ______ Year 2: ______

Tier 1 Only: Year 3: ______ Year 4 ______ Year 5 ______

(iv) Expiry date of Warrants: ______.

(c) Description of Convertible Securities to be issued: **N/A**

(i) Number/ Aggregate principal amount: ______.

(ii) Number of Listed Shares to be issued on conversion: ______.

(iii) Expiry/Maturity date: ______.

(iv) Interest rate: ______.

(v) Conversion terms: ______.

(vi) Default provisions: ______.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: ______.

7. Issued and outstanding Listed Shares at the date of the price reservation:

61,805,065 (as at August 14, 2003)

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
H.R.H. Prince Muqrin Bin Abdulaziz P.O. Box 7790 Madina Kingdom of Saudi Arabia	N/A	756,778	756,778	1.19%	N/A
Shaher N.F. Audah P.O. Box 1760 Al Khobar 31952 Kingdom of Saudi Arabia	N/A	454,067	454,067	0.71%	N/A
Baher Nabih Fawzi Audah P.O. Box 1760 Al Khobar 31952 Kingdom of Saudi Arabia	N/A	302,711	302,711	0.47%	N/A
Alturki, Abdulaziz Alia Al Jaffali Tower, 5th Floor Damman-Khobar Highway C.R. 205102249491 Kingdom of Saudi Arabia	N/A	454,067	454,067	0.71%	N/A
TOTAL		1,967,623	1,967,623	3.08%	

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes **X** No ☐
If No, provide details regarding the relationship to the Issuer:

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Safa Capital Holdings Limited, Citcu Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands

(c) Cash **8% of the aggregate gross proceeds**.

(d) Securities **N/A**.

(e) Expiry date of any Agent's Option **N/A**.

(f) Exercise price of any Agent's Option **N/A**.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

None

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No **X**
If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
Yes **X** No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
Yes **X** No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
Yes **X** No ☐

4. The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice that it is or will be an Inactive Issuer (refer to Policy 2.5 *Tier Maintenance Requirements*):
Yes **X** No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
Yes **X** No ☐

6. No new Control Person is created by the issuance of the Shares:
Yes **X** No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
Yes **X** No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II: **N/A**

Yes ☐ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:

Yes **X** No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:

Yes **X** No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: **N/A** ________________________________.

(ii) For Previous Expedited Private Placements: **N/A** ____________________.

(iii) For this transaction: ________________________________.

Total ((i) + (ii) + (iii)): ________________________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?

   Yes ☐ No ☐

   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?

   Yes ☐ No ☐

   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.

   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – *Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: **September 15, 2003**

Norman Leach
Name of Director and/or Senior Officer

Signature

Assistant Secretary
Official Capacity